UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Plan Year Ended June 30, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-16153

Coach, Inc. Savings and Profit Sharing Plan
(Full title of the Plan)

COACH, INC.
(Name of issuer of the securities held pursuant to the Plan)

516 West 34th Street, New York, NY 10001
(Address of principal executive offices); (Zip Code)

COACH, INC. SAVINGS AND PROFIT SHARING PLAN

TABLE OF CONTENTS

Page Number

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of June 30, 2009 and 2008	4

Statement of Changes in Net Assets Available for Benefits
For the Year Ended June 30, 2009	5

Notes to Financial Statements	6

SUPPLEMENTAL SCHEDULE

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held
at End of Year) as of June 30, 2009	15

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBITS	16

SIGNATURE	17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of the Coach, Inc. Savings and Profit Sharing Plan and the Human Resources  Committee of Coach, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Coach, Inc. Savings and Profit Sharing Plan (the “Plan”) as of June 30, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended June 30, 2009.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2009 and 2008, and the changes in net assets available for benefits for the year ended June 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of June 30, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

   /s/ Deloitte & Touche LLP

New York, New York
December 17, 2009

Coach, Inc. Savings and Profit Sharing Plan
Statements of Net Assets Available for Benefits

	June 30, 2009	June 30, 2008

Assets:
Investments, at fair value:
Fidelity Management Trust Company:
Common collective trust fund	$14,654,760	$11,974,293
Mutual funds	68,110,000	82,171,714
Coach, Inc. common stock	21,134,591	22,832,304
Participant loans receivable	2,408,885	2,145,840

Total investments, at fair value	106,308,236	119,124,151

Receivable:
Employer contributions	6,919,174	4,037,899

Net assets available for benefits, at fair value	113,227,410	123,162,050

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	592,467	484,769

Net assets available for benefits	$113,819,877	$123,646,819

See accompanying Notes to Financial Statements.

Coach, Inc. Savings and Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
June 30, 2009
Additions:

Interest and dividends	$2,517,667

Contributions:
Participants	10,410,466
Employer	11,190,235
Participant rollovers	832,509

22,433,210

Total additions	24,950,877

Deductions:

Net depreciation in fair value of investments	24,617,969
Participant withdrawals and benefit payments	9,950,986
Administrative expenses	183,216
Deemed distributions	25,648

Total deductions	34,777,819

Net decrease in net assets available for benefits	(9,826,942)

Net assets available for benefits:

Beginning of year	123,646,819

End of year	$113,819,877

See accompanying Notes to Financial Statements.

Coach, Inc. Savings and Profit Sharing Plan
Notes to Financial Statements

1.	Description of Plan

The following description of the Coach, Inc. Savings and Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General:

The Plan, as amended, was adopted by Coach, Inc. (the “Company”) effective July 1, 2001 and is a defined contribution plan. All U.S. employees of the Company who meet certain eligibility requirements and are not part of a collective bargaining agreement may participate in the Plan.

The Plan is administered by the Human Resources Committee (“Plan Committee”) appointed by the Board of Directors of the Company. The assets of the Plan are maintained and transactions therein are executed by Fidelity Management Trust Company, the trustee of the Plan ("Trustee"). The Plan is subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Eligibility:

Employees become eligible to participate in the Plan one year following their initial date of employment or attainment of age 21, whichever is later. Once an employee is eligible, in order to receive a profit sharing contribution for any Plan year, the employee must be employed by Coach on the last day of the Plan year. In addition, a part time employee is required to work a minimum of 750 hours and an intern, temporary or seasonal employee is required to work 1,000 hours during the Plan year to be eligible for a profit sharing contribution.

Contributions:

The 401(k) feature of the Plan is funded by both employee contributions and employer matching contributions. Participants may contribute between 1% and 50% of their pre-tax annual compensation, not to exceed the amount permitted pursuant to the Internal Revenue Code (the “IRC”). Employer matching contributions to the accounts of Non-Highly Compensated Employees, as defined by the Internal Revenue Service (the “IRS”), are equal to 100% of the first 3% of each participant’s eligible compensation contributed to the Plan and 50% of the next 2% of eligible compensation contributed to the Plan. Employer matching contributions to the accounts of Highly Compensated Employees, as defined by the IRS, are equal to 50% of up to 6% of each participant’s eligible compensation contributed to the Plan. Employer matching contributions are made to the account of each eligible employee each pay period.

The profit sharing feature of the Plan is non-contributory on the part of employees and is funded by Company contributions from its current or accumulated earnings and profit amounts. The discretionary annual contribution is authorized by the Company’s Board of Directors in accordance with, and subject to, the terms and limitations of the Plan. Profit sharing contributions for the Plan year ended June 30, 2009 were 3% of participant’s eligible compensation for all eligible participants. Eligible employees who had attained the ages of 35-39 and were credited with 10 or more years of vested service as of July 1, 2001 receive two times the above profit sharing contribution. Eligible employees who had attained the age of 40 or more and were credited with 10 or more years of vested service as of July 1, 2001 receive three times the above profit sharing contribution.

Coach, Inc. Savings and Profit Sharing Plan
Notes to Financial Statements

All contributions are allocated among the various investment options according to the participant’s selected investment direction.

Participant Accounts:

Each participant's account is credited with the participant's contributions and employer’s matching and profit sharing contributions, as well as an allocation of each selected investment's earnings or losses. Allocations are based on participant account balances as defined in the Plan document.

Vesting and Forfeitures:

As of June 30, 2009, percentage vesting for each category of contributions is as follows:

		Employer Matching Contributions
Years of Service for Vesting	Employee Contributions	Non-Highly Compensated Employees	Highly Compensated Employees	Employer Profit Sharing Contributions

Immediate	100%	100%	-	-
1	-	-	20%	-
2	-	-	40%	-
3	-	-	60%	100%
4	-	-	80%	-
5	-	-	100%	-

A participant also becomes 100% vested in his or her matching and profit sharing contribution accounts upon termination of employment by reason of death, retirement or disability. For purposes of the Plan, retirement is defined as termination of employment after age 65 or age 55 if the participant has at least ten years of service with the Company.

Effective as of July 1, 2007, in accordance with the Pension Protection Act of 2006, all active participant account balances derived from employer profit sharing contributions that were previously made to a participant account and any future employer profit sharing contributions will be 100% vested after three complete years of service.

In the event a participant leaves the Company prior to becoming fully vested, the participant’s unvested employer matching and profit sharing contribution accounts may forfeit. If the participant’s account balance is 100% unvested, forfeiture will occur in the Plan year in which the participant leaves the Company. If a participant is partially vested and takes a distribution of his/her account balance from the Plan, forfeiture of the unvested account balance will occur in the Plan year in which the distribution is taken. If a participant does not take a distribution, forfeiture of the unvested account balance will occur after five years.

Coach, Inc. Savings and Profit Sharing Plan
Notes to Financial Statements

In the event the participant rejoins the Company within five years, he/she may continue to vest in the unvested portion of his/her account balance. If the participant rejoins the Company within one year, the unvested balance continues to vest as if the participant never left the Company. If the participant rejoins the Company between one and five years, the unvested balance continues to vest from point of rehire.

If a participant who was terminated as of July 1, 2007 is rehired, any unvested contributions previously made to his/her profit sharing contribution account will continue to vest 100% after five complete years of service and any future employer profit sharing contributions will be vested after three complete years of service.

If the participant does take a distribution and rejoins the Company within five years, the unvested amount that was forfeited will be restored only if the participant repays to the Plan the full amount of the vested distribution before the earlier of (1) the end of five consecutive breaks in service years beginning after the distribution or (2) within five years after reemployment with the Company. Vesting of the unvested participant balance cannot be restored by a repayment of a previous distribution after five consecutive one-year breaks in service.

Forfeited accounts will be used first to pay Plan administrative expenses. Any remaining amounts will be used to reduce future employer contributions payable under the Plan. As of June 30, 2009 and 2008, forfeited unvested amounts totaled $80,579 and $109,824, respectively. During the Plan year ended June 30, 2009, $140,490 of forfeitures were used to pay Plan administrative expenses and $134,730 were used to reduce employer contributions.

Administrative Expenses:

Unless elected to be paid by the Company, administrative expenses incurred in connection with the Plan shall be paid from forfeitures, if any, or from the Trust.

Participant Loans:

Active participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of the lesser of 50% of their vested account balance or $50,000, reduced by the highest outstanding loan balance in the participant’s account during the prior twelve month period. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with prevailing market rates, as determined by the Plan Committee. During the 2009 Plan year, interest rates on outstanding loans ranged from 3.25% to 8.25%. Principal repayments and interest payments are made ratably through payroll deductions and must be repaid within five years unless used by the participant to purchase a primary residence, in which case the term is ten years. A participant may only have one loan outstanding at a time.

If a participant’s loan is in default, the participant shall be treated as having received a taxable deemed distribution for the amount in default. Participant payments on a loan after the date it was deemed distributed shall be treated as employee contributions to the Plan for purposes of increasing the tax basis in the participant’s account. These payments shall not be treated as employee contributions for any other purpose under the Plan. In the 2009 Plan year, deemed distributions were $25,648.

Coach, Inc. Savings and Profit Sharing Plan
Notes to Financial Statements

Payment of Benefits:

Upon termination of employment, participants are entitled to receive the full vested balance of their Plan account in a lump sum cash distribution or in part in the form of installments. In the event of a participant’s death, the distribution of the participant’s account balance will be made to the participant's designated beneficiary or the participant's estate, if no beneficiary has been so designated.

Any participant may apply to withdraw all or part of his/her vested account balance subject to specific hardship and in-service withdrawal provisions of the Plan. Hardship withdrawals must be approved by the Plan Administrator, who is appointed by the Plan Committee, and are limited to amounts of participants’ deferral contributions. Hardship withdrawals require a six-month suspension from contributing to the Plan from the date of the hardship withdrawal. In-service withdrawals are available to participants upon the attainment of age 59 ½ and are limited to a participant’s vested account balance. Hardship and in-service withdrawals will be subject to income taxes. A hardship withdrawal may also be subject to an additional tax based on early withdrawal.

Investment Options:

Participants may direct employee deferrals as well as employer matching and profit sharing contributions into any of 23 different investment options, including a common collective trust fund, several mutual funds and Company stock, in no less than 1% increments.

2.	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Payment of Benefits:

Benefit payments to participants are recorded when paid.

Investment Valuation and Income Recognition:

The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of the trust and mutual funds are valued at the net asset value of shares held by the Plan at year-end. Shares of Coach, Inc. common stock are stated at fair value as determined by quoted market prices at year-end. The common collective trust fund is stated at fair value as determined by the issuer of the common collective trust fund based on the fair value of the underlying investments. The common collective trust fund’s underlying investments in investment contracts are valued at fair value of the underlying investments and then adjusted by the issuer to contract value, which is invested principal plus accrued interest. Certain events, such as a change in law, regulation, or administrative ruling or employer-initiated termination of the Plan, may limit the ability of the Plan to transact the common collective trust fund at contract value with the issuer. The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized gains or losses on those investments based on the value of the assets at the beginning of the Plan year or at the time of purchase during the year. Participant loans are valued at the outstanding loan balances, which approximates fair value.

Coach, Inc. Savings and Profit Sharing Plan
Notes to Financial Statements

In accordance with Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”), AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”, the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value.  The statement of changes in net assets available for benefits is presented on a contract value basis and is not affected by FSP AAG INV-1 and SOP 94-4-1.

Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded when earned. Cost of securities sold is determined by the specific identification method.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from estimates in amounts that may be material to the financial statements.

Risk and Uncertainties:

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in such risk factors could materially affect participant account balances and the amount reported on the statement of net assets available for benefits and changes therein.

Recent Accounting Pronouncements:

In September 2006, the FASB issued Statement  of Financial Accounting Standard (“SFAS”) 157, “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  This standard was effective for the Plan’s fiscal year that began on July 1, 2008.  The adoption did not have a material impact on the Plan’s financial statements.  For further information about the fair value measurements of the Plan’s financial assets see Note 7.

In October 2008, the FASB issued FSP No. SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” which amends SFAS 157 by incorporating an example to illustrate key considerations in determining the fair value of a financial asset in an inactive market.  FSP 157-3 was effective on October 10, 2008.  The Plan has adopted the provisions of SFAS 157 and incorporated the considerations of this FSP in determining the fair value of its financial assets.  FSP 157-3 did not have a material impact on the Plan’s financial statements.

Coach, Inc. Savings and Profit Sharing Plan
Notes to Financial Statements

In April 2009, the FASB issued FSP No. SFAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” which amends SFAS 157 by incorporating a two-step process to determine whether a market is not active and a transaction is not distressed.  The Plan adopted FSP 157-4 for the Plan year ended June 30, 2009.  FSP 157-4 did not have a material impact on the Plan’s consolidated financial statements.

In June 2009, the FASB issued SFAS 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles-a replacement of FASB Statement No. 162.” SFAS 168 states that the FASB Accounting Standards Codification will become the source of authoritative U.S. GAAP recognized by the FASB.  Once effective, the Codification’s content will carry the same level of authority, effectively superseding Statement 162.  The GAAP hierarchy will be modified to include only two levels of GAAP: authoritative and nonauthoritative.  This statement will be effective for the Plan’s financial statements beginning with the Plan year ending June 30, 2010.  The Plan’s management does not expect the application of SFAS 168 to have a material impact on the Plan’s financial statements.

3.	Investments

The fair value of the following individual investments represents 5% or more of the Plan's total net assets available for benefits at June 30, 2009 and 2008:

	Shares		Fair Value
	June 30,	June 30,	June 30,	June 30,
Fund	2009	2008	2009	2008

Coach, Inc. Common Stock	786,219	790,524	$21,134,591	$22,832,304
Fidelity Balanced Fund	583,740	614,261	8,265,760	11,204,125
Fidelity Diversified International Fund	323,195	330,931	7,530,438	11,926,743
Fidelity Managed Income Portfolio*	15,247,227	12,459,062	14,654,760	11,974,293
Neuberger Berman Genesis Trust	327,863	310,774	10,645,724	15,908,540
Spartan U.S. Equity Index Fund	239,923	251,486	7,845,472	11,435,067

*Amounts shown at fair value.  Contract value at June 30, 2009 and 2008 was $15,247,227 and $12,459,062, respectively.

During the Plan year ended June 30, 2009, the Plan investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $24,617,969 as follows:

Coach, Inc. Savings and Profit Sharing Plan
Notes to Financial Statements

Net depreciation in fair value:

Fund Types

Mutual funds	$(23,289,036)
Coach, Inc. Common Stock	(1,328,933)
Net depreciation in fair value of investments	$(24,617,969)

4.	Exempt Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments, Inc.  The Trustee is an affiliate of Fidelity Investments, Inc. and therefore, these transactions qualify as party-in-interest transactions.  Fees charged to the Plan by the Plan Trustee for administrative expenses amounted to $183,216 for the year ended June 30, 2009.

The Company is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA.  Therefore, Coach, Inc.’s common stock transactions qualify as party-in-interest transactions. At June 30, 2009 and 2008, the Plan held 786,219 and 790,524 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $14,288,518 and $14,046,756, respectively.

5.	Federal Income Tax Status

The IRS has determined and informed the Company by letter dated June 23, 2003 that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of the Company reserves the right to change, amend or terminate the Plan at any time at its discretion, subject to the provisions of ERISA.  In the event the Plan is terminated, participants would become 100% vested in their employer matching and profit sharing contributions.

Coach, Inc. Savings and Profit Sharing Plan
Notes to Financial Statements

7.	Fair Value Measurements

In accordance with SFAS 157, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs.  Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.  The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at June 30, 2009.

	Fair Value Measurements at June 30, 2009
	Level 1	Level 2	Level 3

Common stock	$21,134,591	$-	$-
Mutual funds	68,110,000	-	-
Common collective trust fund	-	14,654,760	-
Participant loans	-	-	2,408,885
Total	$89,244,591	$14,654,760	$2,408,885

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

Participant Loans
Balance at June 30, 2008	$2,145,840
Purchases, issuances and settlements	263,045
Balance at June 30, 2009	$2,408,885

8.	Subsequent Event Evaluation

The Company adopted SFAS 165, “Subsequent Events,” for the Plan year ended on June 30, 2009.  SFAS 165 formalizes the recognition and nonrecognition of subsequent events and the disclosure requirements not addressed in other applicable generally accepted accounting guidance.  The Company evaluated subsequent events through December 17, 2009, the date these financial statements were issued, for both conditions existing and not existing as of December 17, 2009 and concluded there were no subsequent events to recognize or disclose.

Coach, Inc. Savings and Profit Sharing Plan
Notes to Financial Statements

9.	Reconciliation to Form 5500

The following is a reconciliation of the Plan’s net assets at contract value per the financial statements to the Plan’s net assets at fair value, per Form 5500:

	June 30, 2009	June 30, 2008
Net assets available for benefits per financial statements	$113,819,877	$123,646,819
Less: Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	592,467	484,769
Net assets available for benefits per Form 5500	$113,227,410	$123,162,050

The following is a reconciliation of the decrease in net assets per the financial statements for the year ended June 30, 2009, to Form 5500:

June 30, 2009
Decrease in net assets, per financial statements	$(9,826,942)
Less: Change in the adjustment from contract value to
fair value for fully benefit-responsive investment contracts	107,698
Decrease in net assets, per Form 5500	$(9,934,640)

Plan No.: 001
EIN: 52-2242751
Supplemental Schedule

Coach, Inc.
Savings and Profit Sharing Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
June 30, 2009

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Number of Shares	Cost	Current Value
American Funds Growth Fund	Mutual fund	207,934	**	$4,738,827
Fidelity Balanced Fund*	Mutual fund	583,740	**	8,265,760
Fidelity Diversified International Fund*	Mutual fund	323,195	**	7,530,438
Fidelity Equity-Income Fund*	Mutual fund	119,701	**	3,826,849
Fidelity Freedom 2000 Fund*	Mutual fund	21,090	**	222,710
Fidelity Freedom 2005 Fund*	Mutual fund	7,443	**	66,689
Fidelity Freedom 2010 Fund*	Mutual fund	53,602	**	594,984
Fidelity Freedom 2015 Fund*	Mutual fund	122,379	**	1,125,889
Fidelity Freedom 2020 Fund*	Mutual fund	149,243	**	1,617,792
Fidelity Freedom 2025 Fund*	Mutual fund	158,113	**	1,407,209
Fidelity Freedom 2030 Fund*	Mutual fund	224,962	**	2,359,852
Fidelity Freedom 2035 Fund*	Mutual fund	317,788	**	2,745,684
Fidelity Freedom 2040 Fund*	Mutual fund	621,108	**	3,732,856
Fidelity Freedom 2045 Fund*	Mutual fund	247,207	**	1,750,224
Fidelity Freedom 2050 Fund*	Mutual fund	122,182	**	847,940
Fidelity Freedom Income Fund*	Mutual fund	50,517	**	505,671
Fidelity Managed Income Portfolio*	Common collective trust fund	15,247,227	**	14,654,760
Fidelity U.S. Bond Index Fund*	Mutual fund	509,122	**	5,518,886
Munder Mid-Cap Core Growth Class Y	Mutual fund	145,360	**	2,690,620
Neuberger Berman Genesis Trust	Mutual fund	327,863	**	10,645,724
Spartan U.S. Equity Index Fund	Mutual fund	239,923	**	7,845,472
Victory SPL Value I	Mutual fund	2,481	**	27,023
Coach, Inc. Common Stock*	Common stock	786,219	**	21,134,591
Participant loans*	Loans to participants with interest rates
	ranging from 3.25% to 8.25% and with
	maturity dates to August 28, 2018.	-		2,408,885
Other in-transit investment				42,901
Total				$106,308,236

* Represents a party-in-interest to the Plan
** Not required as the investment is Participant-directed

COACH, INC. SAVINGS AND PROFIT SHARING PLAN

EXHIBITS TO FORM 11-K

For the Plan Year Ended June 30, 2009

Commission File No.  1-16153

Exhibits (numbered in accordance with Item 601 of Regulation S-K)

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

COACH, INC. SAVINGS AND PROFIT SHARING PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Coach, Inc. Savings and Profit Sharing Plan
(Name of Plan)

/s/ Sarah Dunn
Sarah Dunn
Plan Administrator

December 17, 2009